Exhibit 6

CORPORATE OPPORTUNITIES FUND (INSTITUTIONAL), L.P.,

CORPORATE OPPORTUNITIES FUND, L.P.,

MONTREUX EQUITY PARTNERS II SBIC, L.P.

February 2, 2004

via Hand Delivery and Facsimile (510) 400-0715

Questcor Pharmaceuticals, Inc.

3620 Whipple Road

Union City, California 94587

Attention: Corporate Secretary

Re:	Notice of Nominations by a Shareholder
of Persons for Election as Directors

Gentlemen:

Pursuant to Article II, Section 15 of the Amended and Restated Bylaws (the “Bylaws”) of Questcor Pharmaceuticals, Inc., a California corporation (the “Corporation”), Corporate Opportunities Fund (Institutional), L.P., and Corporate Opportunities Fund, L.P., both Delaware limited partnerships (collectively, “COF”) along with Montreux Equity Partners II SBIC, L.P., a California limited partnership (“MEP”, and collectively with COF, the “Funds”) submit this notice of a shareholder proposal for the nominations of persons for the election as directors of the Corporation:

1. The Funds intend to nominate Albert Hansen and Howard D. Palefsky (the “Nominees”) for election as directors of the Corporation at the Corporation’s next annual meeting of shareholders in order to increase shareholder representation on the Board of Directors of the Corporation.

2. COF’s address is 126 East 56th Street, 28th Floor, New York, New York 10022.

3. COF owns an aggregate of 3,000 shares of Series B Convertible Preferred Stock of the Corporation, which are currently convertible into 4,207,394 shares of common stock of the Corporation. COF also owns warrants to purchase 1,019,974 shares of common stock of the Corporation, which are currently exercisable in full. The shares may be deemed to be beneficially owned by SMM Corporate Management, LLC, the general partner of COF (“SMM”), Sanders Morris Harris Inc., the controlling member of SMM, and James C. Gale, a manager of SMM and the Chief Investment Officer of COF.

4. MEP’s address is 2500 Sand Hill Road, Suite 215, Menlo Park, CA 94025.

5. MEP owns an aggregate of 2,000 shares of Series B Convertible Preferred Stock of the Corporation, which are currently convertible into 2,124,947 shares of common stock of the Corporation. MEP also owns a warrant to purchase 679,982 shares of common stock of the Corporation, which is currently exercisable in full. The shares may be deemed to be beneficially owned by Montreux Equity Management II SBIC, LLC, the general partner of MEP (“MEM”), and Howard D. Palefsky and Daniel K. Turner, III, each of whom are managing members of MEM.

6. There is no arrangement or understanding between or among (a) the Funds, (b) either of the Nominees, and (c) any other person or persons pursuant to which the nomination or nominations are to be made by the Funds other than an understanding between the Funds that they intend to vote all shares that they each are entitled to vote in favor of the election of the Nominees as directors of the Corporation.

7. Attached is biographical information with respect to each of the Nominees which would be required to be included in a proxy statement filed in accordance with the proxy rules of the Securities Exchange Commission had the Nominees been nominated by the board.

8. Also attached is a signed consent of each Nominee to serve as a director of the Corporation if elected.

In addition, please be advised that pursuant to Article II, Section 8 of the Bylaws, each of COF and MEP intend to cumulative their votes at the next shareholders meeting at which directors are to be elected.

If you have any questions with respect to the foregoing, please call Howard D. Palefsky at (650) 234-1200.

Very truly yours, Corporate Opportunities Fund, L.P. Corporate Opportunities Fund (Institutional), L.P.

By: SMM Corporate Management, LLC, general partner of each

By:

Name:	Albert Hansen
Title:	Managing Director

Montreux Equity Partners II SBIC, L.P.

By: Montreux Equity Management II SBIC, LLC, its general partner

By:

Name:	Howard D. Palefsky
Title:	Managing Member